UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 11)

                        Penril DataComm Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  709 352 108
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               October 11, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

   Check the following box if a fee is being paid with the statement [   ].


                         PAGE 1 OF 10 PAGES

                                SCHEDULE 13D


CUSIP NO. 709 352 108                                     PAGE 2  OF  10  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                         (b) x

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7   SOLE VOTING POWER

    NUMBER OF                1,234,050
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  -0-
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   1,234,050
                    10   SHARED DISPOSITIVE POWER

                                 -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,050
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
14  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D


CUSIP NO. 709 352 108                                     PAGE 3  OF  10  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James J. Cramer
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                         (b) x

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                     7   SOLE VOTING POWER

    NUMBER OF                    -0-
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH              1,234,050
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                       -0-
                    10   SHARED DISPOSITIVE POWER

                             1,234,050
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,050
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
14  TYPE OF REPORTING PERSON

         IN

                                SCHEDULE 13D


CUSIP NO. 709 352 108                                     PAGE 4  OF  10  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Karen L. Cramer
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                         (b) x

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                     7   SOLE VOTING POWER

    NUMBER OF                    -0-
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH              1,234,050
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                       -0-
                    10   SHARED DISPOSITIVE POWER

                             1,234,050
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,050
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
14  TYPE OF REPORTING PERSON

         IN

                                SCHEDULE 13D


CUSIP NO. 709 352 108                                     PAGE 5  OF  10  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cramer Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                         (b) x

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7   SOLE VOTING POWER

    NUMBER OF                1,234,050
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  -0-
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   1,234,050
                    10   SHARED DISPOSITIVE POWER

                                 -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,050
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
14  TYPE OF REPORTING PERSON

         PN

                                SCHEDULE 13D


CUSIP NO. 709 352 108                                     PAGE 6 OF  10  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cramer Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                         (b) x

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7   SOLE VOTING POWER

    NUMBER OF                1,234,050
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  -0-
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   1,234,050
                    10   SHARED DISPOSITIVE POWER

                                 -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,234,050
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
14  TYPE OF REPORTING PERSON

         CO

CUSIP NO. 709 352 108                                     PAGE 7 OF  10  PAGES


ITEM 1.SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated August 21, 1995, as amended by Amendment No. 1, dated September 7, 1995, as amended by Amendment No. 2, dated September 27, 1995, as amended by Amendment No. 3, dated October 11, 1995, as amended by Amendment No. 4, dated October 26, 1995, as amended by Amendment No. 5, dated
November 10, 1995, as amended by Amendment No. 6, dated January 2, 1996, as amended by Amendment No. 7, dated February 7, 1996, as amended by Amendment No. 8, dated May 29, 1996, as amended by Amendment No. 9, dated July 2, 1996, and as amended by Amendment No. 10, dated July 15, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Penril DataComm Networks, Inc., (the "Issuer") a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          The 1,234,050 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $11,607,286.31.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 1,234,050 Shares beneficially owned by the Reporting Persons, which constitute approximately 11.7% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,234,050 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 1,234,050 Shares.

          (c) Since the last filing, the Reporting Persons purchased shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases were made on the open market.

CUSIP NO. 709 352 108                                     PAGE 8 OF  10  PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is amended by deleting on the second line the number "1,060,650" and replacing it with the number "1,234,050".

CUSIP NO. 709 352 108                                     PAGE 9 OF  10  PAGES




                         SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1996



                            J.J. CRAMER & CO.

                            By:/s/ JAMES J. CRAMER
                                Name:  James J. Cramer
                                Title: President


                           /s/ JAMES J. CRAMER
                               James J. Cramer


                           /s/ KAREN L. CRAMER
                               Karen L. Cramer


                           CRAMER PARTNERS, L.P.


                           By: CRAMER CAPITAL CORPORATION,
                               its general partner


                           By:/s/ JAMES J. CRAMER
                               Name: James J. Cramer
                               Title: President

                           CRAMER CAPITAL CORPORATION

                           By:/s/ JAMES J. CRAMER
                               Name:  James J. Cramer
                               Title: President

          CUSIP NO. 709 352 108            PAGE  10  OF  10  PAGES


                                EXHIBIT B

                      Transactions in Common Stock
                             of The Company

  CRAMER PARTNERS, L.P.

                    No. of Shares
 TRADE DATES       PURCHASED/SOLD       COST (SALES PRICE) PER SHARE      TYPE

  8/30/96             10,000                       12.75                   P
  9/10/96             50,000                      14.0625                  S
  9/11/96             10,000                      14.125                   S
  9/11/96              2,500                       13.75                   P
  9/20/96             10,000                      13.6875                  P
  9/24/96             32,500                      13.4662                  P
  9/25/96             23,500                      13.4721                  P
  9/25/96             20,000                      13.656                   P
  9/26/96             12,000                      13.563                   P
  9/30/96              7,500                      13.833                   P
  9/30/96             12,600                      13.6855                  P
  10/3/96              8,400                       13.50                   P
  10/4/96              1,000                       13.50                   P
 10/11/96             26,000                      14.5505                  P
 10/11/96             24,000                      14.484                   P
 10/11/96              5,000                      14.625                   P
 10/15/96             10,000                      13.875                   P
 10/16/96              8,400                      13.5714                  P
 10/16/96             20,000                      13.625                   P